Exhibit 99.17

SPRINT HOLDCO, LLC

6200 Sprint Parkway

Overland Park, Kansas 66251

December 12, 2011

To:	Clearwire Corporation (the “Company”) and Clearwire Communications LLC (“Clearwire LLC”)

Re:	Notice of Exercise of Preemptive Rights in Connection with the Issuance of Common Stock in a Public Offering by the Company

Ladies and Gentleman:

Reference is made to: (i) that certain Equityholders’ Agreement, dated as of November 28, 2008, by and among the Company, Sprint HoldCo, LLC, a Delaware limited liability company (“Sprint HoldCo”) and the other equityholders party thereto, as amended by Amendment to Equityholders’ Agreement, dated as of December 8, 2010 (the “Equityholders’ Agreement”); (ii) that certain Amended and Restated Operating Agreement of Clearwire LLC, dated as of November 28, 2008 (the “Operating Agreement”), by and among the Company, Sprint HoldCo and the other equityholders party thereto; (iii) that certain Commitment Agreement, dated as of November 30, 2011, by and among the Company, Clearwire LLC, Sprint Nextel Corporation, a Kansas corporation (“Sprint Nextel”), and Sprint HoldCo (the “Commitment Agreement”); (iv) that certain Letter Agreement, dated as of November 30, 2011, by and among the Company, Clearwire LLC, Sprint HoldCo and Sprint Nextel (the “Letter Agreement”); (v) that certain notice delivered by the Company by facsimile to the parties listed on Addendum A thereto on November 30, 2011 (the “Offering Notice”) regarding the Company’s intention to register and offer shares of the Company’s common stock in a public offering (the “Public Offering”); and (vi) that certain notice delivered by the Company by facsimile to the parties listed on Addendum A thereto on December 12, 2011 (together with the Offering Notice, the “Company Notices”) regarding the exercise by the underwriters of the Public Offering of their option to purchase an additional 26,250,000 shares of the Company’s common stock. Capitalized terms not defined herein have the meanings set forth in the Equityholders’ Agreement.

Pursuant to the Company Notices, Section 3.5 of the Equityholders’ Agreement, Section 2(b)(i) of the Commitment Agreement and the Letter Agreement, and subject to the terms and conditions set forth in the Equityholders’ Agreement, the Operating Agreement, the Commitment Agreement and the Letter Agreement, Sprint HoldCo hereby provides notice of its election to purchase Alternative New Securities, representing Sprint HoldCo’s Preemptive Right Pro Rata Share of the New Securities issued in the Public Offering representing Gross Proceeds (as defined in the Commitment Agreement) of $700,000,000, as follows: (i) 173,635,000 Voting Units (as defined in the Operating Agreement), which Sprint HoldCo shall transfer to the Company in consideration for the Company’s issuance to Sprint HoldCo of an equal number of shares of Class B Common Stock; and (ii) 173,635,000 Class B Common Units (as defined in the Operating Agreement). The aggregate purchase price for such Alternative New Securities (calculated in accordance with Section 3.5(d)(iii) of the Equityholders’ Agreement) will be $331,399,761.

For the avoidance of doubt, Sprint HoldCo and Sprint Nextel reserve all of their other rights under the Equityholders’ Agreement.

* * * * * * *

Very truly yours, SPRINT HOLDCO, LLC

By:	/s/ Charles R. Wunsch
Name: Charles R. Wunsch
Title: President